NOTICE OF ANNUAL MEETING OF
SHAREHOLDERS
To the shareholders of Gildan Activewear Inc. (the “Company”):
NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of the Company will be held via live audio webcast on Thursday, April 30, 2020 at 10:00 a.m. (Montréal time), for the purposes of:

(i)	receiving the consolidated financial statements of the Company for the fiscal year ended December 29, 2019, together with the auditors’ report thereon;

(ii)	electing eleven directors for the ensuing year;

(iii)
considering and, if deemed advisable, adopting a resolution (the full text of which is reproduced as Schedule “C” to the accompanying management information circular) to confirm the adoption of and to ratify the Shareholder Rights Plan adopted by the Board of Directors of the Company on February 21, 2020, the whole as described in the accompanying management information circular;

(iv)
considering and, if deemed advisable, approving an advisory resolution (the full text of which is reproduced as Schedule “D” to the accompanying management information circular) on the Company’s approach to executive compensation;

(v)	appointing auditors for the ensuing year; and

(vi)	transacting such other business as may properly come before the Meeting.
This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of coronavirus disease, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold the Meeting in a virtual only format, which will be conducted via live audio webcast. All shareholders, regardless of their geographic location, will have an equal opportunity to participate in the Meeting and engage with directors and management of the Company as well as with other shareholders. Shareholders will not be able to attend the Meeting in person. At the Meeting, you will have the opportunity to ask questions and vote on a number of important matters. We encourage you to participate in the Meeting.
Registered shareholders and duly appointed proxyholders will be able to attend, participate, vote and ask questions at the Meeting online at https://web.lumiagm.com/199537532. Non-registered shareholders (being shareholders who hold their shares through a securities dealer or broker, bank, trust company or trustee, custodian, nominee or other intermediary) who have not duly appointed themselves as their proxy will be able to attend the Meeting only as guests. Guests will be able to listen to the Meeting but will not be able to vote or ask questions. Inside this document, you will find important information and detailed instructions about how to participate in the Meeting.
Dated at Montréal, Québec, Canada, March 4, 2020.
By order of the Board of Directors,
Lindsay Matthews
Vice-President, General Counsel
and Corporate Secretary

Shareholders may exercise their rights by attending the virtual Meeting online or by completing a form of proxy. If you are unable to attend the Meeting, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. A shareholder who wishes to appoint a person other than the directors and officers of the Company designated in the form of proxy or voting instruction form (the “Gildan proxyholders”) to represent such shareholder at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the Gildan proxyholders attend and participate in the Meeting as your proxy and vote your shares, including if you are a non-registered shareholder and wish to appoint yourself as your proxy to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number to participate in the Meeting. Without a Control Number, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/gildan and provide Computershare Investor Services Inc. (“Computershare”), the transfer agent and registrar of the Company, with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Control Number via email.
Proxies must be received by Computershare, (100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1) no later than 10:00 a.m. on the second business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.
If you are a registered shareholder, contact Computershare at 1-800 564 6253 (toll free in North America) or +1 (514) 982 7555 (outside North America), for any voting questions you may have.
Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan Inc.